
02048983

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549


RECD S.E.C.
JUL 17 2002
1086

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For July 17, 2002

Companhia Siderúrgica Nacional
Rua Lauro Müller, 116 - 36° andar
Rio de Janeiro, RJ - Brazil

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes______No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This Report contains a press release, dated July 17, 2002, announcing the agreement in principle to a proposed merger of Companhia Siderúrgica Nacional ("CSN") and Corus Group plc ("Corus"); an abbreviated press release, dated July 17, 2002, announcing the agreement in principle; a slide presentation, dated July 2002, used in connection with press and analyst meetings announcing the agreement in principle; and an English translation of a "Fato Relevante" ("Material Fact") announcing the agreement in principal filed with the Brazilian CVM and the BOVESPA.

Press Release
dated July 17, 2002

Announcing the agreement in principle to a proposed merger of Companhia Siderúrgica Nacional and Corus Group plc

July 17, 2002

Agreement in principle to a proposed merger of Companhia Siderúrgica Nacional ("CSN") and Corus Group plc ("Corus")

1. Introduction

The Boards of CSN and Corus, the Anglo-Dutch steel producer, have reached agreement in principle on the terms of a proposed merger of the two companies.

Under the terms of the proposed merger, existing CSN shareholders will hold 37.6 per cent of the enlarged group while existing Corus shareholders will hold 62.4 per cent. The transaction will be structured such that existing CSN shareholders will receive shares in a new Brazilian listed holding company ("CSN HoldCo") which will, in turn, hold 37.6% of the share capital of the enlarged Corus.

The proposed merger is an important step in CSN's strategy of internationalisation and of expansion of its low cost steel production, while maximising the potential of CSN's assets.

The proposed merger will bring together one of the world's lowest cost steel producers with one of Europe's market leaders in carbon steel, creating value through inherent synergies.

The enlarged group will:

- be a leading global steel producer with operations in Europe, Brazil and North America;
- be substantially vertically integrated with access to low cost iron ore through the expansion of the Casa de Pedra mine in Brazil and enhanced logistics for CSN's railways and ports infrastructure; and
- have an extensive portfolio of flat and long carbon steel products serving a wide range of end-user sectors, with improved access to market opportunities in Brazil for niche products, including tinplate.

Commenting on the proposed merger, Mr. Benjamin Steinbruch, Chairman and Chief Executive of CSN, said "The joining of our forces is very important for Brazil and CSN. As announced in the past, it has been CSN's strategy to increase steel production and expand internationally, and this step ensures that CSN will become a truly international company with increased exports and with potential investments in Brazil. The transaction should benefit investors, customers and employees."

Commenting on the proposed merger, Mr. Tony Pedder, Chief Executive of Corus, said "This combination is a further major step in focusing Corus as a leading international steel company with improved quality of earnings and significant growth potential. It will underpin our key objective of creating shareholder value".

2. Structure of the Transaction

The proposed merger will implemented in two steps, both of which require approval from the respective shareholders:

- CSN shareholders will exchange their existing shares in CSN for shares in CSN HoldCo.
- Thereafter Corus will receive CSN shares from CSN HoldCo in exchange for new Corus shares representing 37.6 per cent of Corus' enlarged share capital.

Corus will remain listed in London, New York and Amsterdam. CSN HoldCo will be listed in Brazil (on BOVESPA) and in New York.

Vicunha Siderurgia S.A. ('Vicunha'), the current owner of 46.5 per cent. of CSN's share capital and the future owner of the equivalent proportion of CSN HoldCo's share capital, has indicated to Corus that it intends, through CSN HoldCo, to be a long term investor in the enlarged group.

Vicunha is a Brazilian company owned by the Steinbruch and Rabinovich families. The Chairman and CEO of CSN is Mr Benjamin Steinbruch.

3. Synergies

Based upon a preliminary assessment, the proposed merger will generate annual pre-tax synergy and cost benefits of around US$250 million by the end of the third full year of trading following completion.

The synergy benefits arising from the sourcing of low cost iron ore from an expanded Casa de Pedra mine are expected to be substantial. Commercial and market synergy benefits will be in addition to those savings already identified.

4. Board and Management

It is intended that Sir Brian Moffat will continue as Chairman of Corus until his retirement in or before April 2004 and that Mr. Benjamin Steinbruch, Chairman and CEO of CSN, will succeed him.

Mr. Benjamin Steinbruch will be appointed to the Board of Corus upon completion of the proposed merger and will, as Chairman designate, hold the title of Vice Chairman from completion, playing a significant role in the life of the company.

In addition, two other non-executive directors nominated by CSN HoldCo will be appointed to the Corus board. Two executive members will join Corus' Executive Committee, one of whom will also be appointed to the Corus Board.

The Board of the enlarged Corus will comprise 15 members at completion of the proposed merger reducing to 12 by the end of 2004 as a result of the retirement of existing Corus directors, including Sir Brian Moffat.

5. Proposed Dividend Policy for the Enlarged Group

Following the completion of the proposed merger it is envisaged that the enlarged group will adopt a policy of distributing 40 per cent of its earnings to its shareholders over the course of the steel business cycle.

The significant synergy benefits expected to arise from the merger should allow Corus to adhere to this dividend policy whilst maintaining a robust balance sheet. Further distributions of capital may be made if the Board determines that these will lead to a more efficient and appropriate capital structure, provided doing so would be consistent with Corus' aim of maintaining a gearing ratio of an average of 35 per cent (net debt to tangible net assets) over the course of the steel business cycle (peaking at 50 per cent) and a sound investment grade rating.

6. Conditions to the Transaction

The current proposals are subject to a number of conditions, including the negotiation and execution of definitive binding transaction documentation, the financing of the enlarged group and the completion of appropriate due diligence.

The terms of the proposed merger are such that CSN HoldCo will receive more than 30 per cent. of the shares in Corus. As a result, the transaction will require the approval of the Takeover Panel and the implementation of a City Code "whitewash" procedure.

It is expected that the process of satisfying these conditions will be completed by the end of 2002, at which point CSN and Corus anticipate being in a position to put a definitive proposal to their respective shareholders.

Completion of the proposed transaction will, in turn, be subject to the satisfaction of a number of further conditions including, inter-alia, shareholder approval and the receipt of appropriate regulatory clearances. Completion is expected to occur during early 2003.

The Boards of CSN and Corus believe that the fundamentals of the proposed merger are robust, despite recent market volatility. CSN and Corus will continue to monitor the situation as discussions progress.

Conference Calls and Meeting with investors (São Paulo)

- International conference call (in English): today at 1 pm (Brasilia time)
- Domestic conference call (in Portuguese): today at 4 pm (Brasilia time)
- Meeting with investors: tomorrow in Bovespa's auditorium at 5:30 pm (Brasilia time)

Respective presentations will be available on CSN's website at *www.csn.com.br*

Enquiries

CSN

Investor Relations + 55 21 2586 1442/1347

JP Morgan +1 212-270-7381

Forward Looking Statements

Statements in this press release include "forward-looking statements" that express or imply expectations of future events or results. These include the completion of the merger, the synergies and earnings and value enhancements of the merger, the enhancement of Corus' earnings, Corus' board and management structure, the portion of Corus' earnings to be distributed, Corus' gearing ratio, the maintenance of its investment grade rating and the timing of the completion of the transaction. All forward-looking statements involve a number of risks and uncertainties, and Corus and CSN cannot give assurances that such statements will prove to be correct. Factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements include the satisfaction of closing conditions, the acceptance or rejection of any agreement by regulators, delays in the regulatory processes, changes in the economic or political situation in Brazil, the United Kingdom, the European Union and the United States and changes in the steel industry within any such country or area or worldwide.

Additional Information

In connection with the proposed merger, CSN HoldCo and CSN will file a prospectus with the U.S. Securities & Exchange Commission (the "SEC"). **Investors, holders of CSN American depositary shares and holders of CSN shares who are located in the United States are urged to carefully read the prospectus regarding the proposed transaction when it becomes available, because it will contain important information.** Investors and security holders may obtain a free copy of the prospectus (when it is available) and other documents containing information about CSN HoldCo and CSN, without charge, at the SEC's public reference room at 450 Fifth Street, NW, Washington, DC 20549 and on CSN's website at www.csn.com.br. Please call the SEC at +1-800-SEC-0330 for further information on the public reference room. Copies of the prospectus and the SEC filings that will be incorporated by reference in the prospectus may also be obtained for free by directing a request to either: CSN's Investor Relations Department, Rua Lauro Muller, 116, 36th Floor, Botafogo, Rio de Janeiro, CEP 22299-900, Brazil, telephone: + 55 21 2586 1442, fax: + 55 21 2586 1330, or Morgan Guaranty Trust Company of New York, Roy Marmelo, telephone: + 1 212 648 7043, fax: + 1 212 648 5576.

J.P.Morgan Securities Inc is acting exclusively for CSN and no one else in connection with the proposed merger of CSN and Corus and will not be responsible to anyone other than CSN for providing the protections afforded to their clients nor for providing advice in relation to the proposed merger.

No Profit Forecasts

Nothing in this announcement shall be construed as a profit forecast or be interpreted to mean that the future earnings per share of the Enlarged Group will necessarily be greater than the historic published earnings per share of the Corus Group.

Summary of Certain Provisions of Non-binding Heads of Agreement

CSN and Corus have entered into non-binding Heads of Agreement. The Heads of Agreement set out the key terms of the proposed merger and the process envisaged for preparing and executing definitive documentation and achieving completion.

CSNHoldCo's Voting Rights

For as long as CSN HoldCo holds more than 29.9 per cent. of the issued share capital of Corus, CSN HoldCo's voting rights will be restricted to 29.9 per cent. other than in certain circumstances. The circumstances in which CSN HoldCo will have unrestricted voting rights include:

- where any shareholder resolution is proposed in relation to a takeover offer for Corus;
- during any period where Corus, in breach of definitive documentation to be entered into in connection with the proposed merger, fails to appoint to its Board a proposed non-executive director nominated by CSN HoldCo in accordance with its rights described below;
- during any period after April 2004, in which the number of members of the Corus Board exceeds 12 unless the appointment of directors in excess of such number has been unanimously approved by the Corus Board; and
- where any shareholder resolution is proposed in relation to a Class 1 transaction.

Standstill

CSN HoldCo will consult with Corus and will comply with orderly marketing arrangements in relation to any disposals of shares and will not, without the consent of Corus, sell more than three per cent. of the issued shares of Corus in any one year, or six per cent. if such sales are required in order to meet the financing needs of CSN HoldCo or Vicunha.

These restrictions will cease to apply on the fifth anniversary of completion of the proposed merger.

Nomination Rights

For so long as it retains a shareholding of not less than 24.9 per cent. of Corus, CSN HoldCo will have the right to nominate three non-executive directors for appointment to the Board of Corus. This number will be reduced as follows in the event of a reduction in CSN HoldCo's shareholding to below 24.9 per cent. If CSN HoldCo's shareholding is reduced to:

- less than 24.9 per cent. but not less than 19.9 per cent., it will have the right to nominate two non-executive directors;
- less than 19.9 per cent. but not less than 13.7 per cent., it will have the right to nominate one non-executive director;
- less than 13.7 per cent., it will have no rights in relation to the nomination of non-executive directors.

For this purpose, CSN HoldCo's shareholding will be calculated without taking into account reductions and dilutions arising from the issue of shares by Corus on a non-pre-emptive basis, e.g. following the exercise of employee share options or conversion rights.

In addition, CSN HoldCo will have no rights in relation to the nomination of non-executive directors if its shareholding in Corus falls below 10 per cent. on an absolute basis, i.e. taking into account reductions and dilutions of any description.

Conduct before Signing

The Heads of Agreement contains non-binding provisions:

- requiring CSN and Corus to carry on their respective businesses in the ordinary course; and

- restricting CSN and Corus from making any material disposals, acquisitions or distributions to shareholders without the consent of the other;

in either case, prior to the execution of definitive transaction documentation. These provisions do not apply to Corus' proposed sale of its aluminium business or CSN's acquisition of Cia. Metalic Nordeste.

Abbreviated Press Release
dated July 17, 2002

Announcing the agreement in principle to a proposed merger of Companhia Siderúrgica Nacional and Corus Group plc

FOR IMMEDIATE RELEASE

17 July 2002

Agreement in principle to a proposed merger of CSN and Corus

- CSN and Corus have agreed to merge to create a leading global steel producer, with operations in Brazil, Europe and North America, and have signed a non-binding Heads of Agreement
- CSN shareholders will hold 37.6 per cent of the share capital of the enlarged group through a new Brazilian listed holding company ("CSN HoldCo") which, upon completion, will have the single largest shareholding in Corus
- Combination of one of the world's lowest cost steel producers with one of Europe's market leaders in carbon steel
- The combination is expected to produce around US$250 million in annual pre-tax synergies by the end of the third full year after completion
- Enlarged group will have an extensive portfolio of flat and long carbon steel products, serving a wide range of end-user sectors
- Merger creates platform for further growth, with opportunities to expand low-cost steel capacity in Brazil and increase exports
- Expected to result in significant capital investment and expansion of the Casa de Pedra mine and enhanced logistics for CSN's railways and ports infrastructure
- Benjamin Steinbruch, Chairman and CEO of CSN, will be appointed to the Board of the enlarged group as Vice Chairman and it is intended that he will become Chairman on the retirement of Sir Brian Moffat in or before April 2004
- CSN HoldCo will have the right to appoint 3 non-executive directors to the Board of the enlarged group subject to maintaining certain shareholding levels; in addition, two CSN executive members will join the Executive Committee, one of whom will also be appointed to the Board

Enquiries

CSN
Investor Relations + 55 21 2586 1442/1347

JP Morgan +1 212 270 7381

Forward Looking Statements

The foregoing statements that express or imply that the merger will take place, the benefits, synergies and other results of the merger, and the make-up of Corus' board and management structure are forward-looking statements. Factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements include the satisfaction of closing conditions, the acceptance or rejection of any agreement by regulators, delays in the regulatory processes, changes in the economic or political situation in Brazil, the United Kingdom, the European Union and the United States and changes in the steel industry within any such country or area or worldwide.

Additional Information

CSN will be filing a Registration Statement on Form F-4, containing a prospectus for CSN and CSN HoldCo., and other documents with the U.S. Securities and Exchange Commission. Investors, holders of CSN's American depositary shares and holders of CSN's shares who are located in the United States are strongly advised to read the prospectus and other relevant documents filed with the SEC when they become available because they will contain important information. Investors and security holders will be able to read and copy the prospectus and other documents free of charge, when they become available, at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549 and on CSN's website at www.csn.com.br. Free copies may also be obtained from: CSN's Investor Relations Department at Rua Lauro Muller, 116, 36th Floor, Botafogo, Rio de Janeiro, CEP 22299-900, Brazil; telephone: + 55 21 2586 1442, fax: + 55 21 2586 1330.

Slide Presentation
dated July 2002

Used in connection with press and analyst meetings announcing the agreement in principle to a proposed merger of Companhia Siderúrgica Nacional and Corus Group plc

CSN/Corus:
Creating a world class steel group


CSN

July 2002

Disclaimer

The presentation which follows is directed only at members of the press and persons who have professional experience in matters relating to investments.

The distribution of this presentation in, into or from any jurisdiction other than Brazil, the United States or the United Kingdom may be affected by the laws of the relevant jurisdiction. Interested persons should inform themselves about and observe all applicable requirements.

This presentation does not constitute an offer or invitation to purchase or subscribe for any shares and no part of it shall form the basis of or be relied upon in connection with any contract or commitment whatsoever.

The directors of Companhia Siderúrgia Nacional ("CSN") accept responsibility for the information contained in this presentation, save that the only responsibility taken by them in respect of the information relating to Corus Group plc (and its subsidiaries, subsidiary undertakings and controlled companies), which has been compiled from public sources, is to ensure that such information has been correctly and fairly reproduced and presented. Subject to this, to the best of the knowledge and belief of the directors of CSN (who have taken all reasonable care to ensure that such is the case), the information contained in this presentation for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

CSN

Disclaimer (cont.)

Statements in this presentation include "forward-looking statements" that express or imply expectations of future events or results. These include, without limitation, the completion of the proposed merger, the synergies from, the values to be unlocked as a result of and the other benefits of the proposed merger, Corus' board and management structure, earnings growth, the portion of Corus' earnings to be distributed, Corus' gearing ratio, the maintenance of its investment grade rating, appreciation of an investment in CSN, Casa de Pedra's reserves and expansion and the timing of the completion of the transaction. All forward-looking statements involve a number of risks and uncertainties, and Corus and CSN cannot give assurances that such statements will prove to be correct. Factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements include the satisfaction of closing conditions, the acceptance or rejection of any agreement by regulators, delays in the regulatory processes, changes in the economic or political situation in Brazil, the United Kingdom, the European Union and the United States and changes in the steel industry within any such country or area or worldwide.

Creating a world class steel group:

- ✓ CSN and Corus signed a Heads of Agreement on July 17, 2002 establishing the principles of a merger between the two companies
- ✓ An opportunity to transform the industry positions of both companies and actively participate in the global steel industry consolidation
- ✓ Creation of a top-tier global steel player with a platform for growth and expected value creation for all shareholders

Combination of one of the world's lowest cost producers with a European market leader

CSN

Background Information on Corus


CSN

Corus is the #2 steel producer in Europe and #7 globally:

Corus is the result of the merger between British Steel and Hoogovens in 1999

- #2 player in the overall steel market in Europe, with diversity in product mix, markets and geography
- Total sales of US$11 BN in 2001 and total annual capacity of 20.4 MM tons
- Carbon steel is Corus' main business
  - 66% flat; 34% long
  - Recently announced sale of stainless steel business
  - In the process of selling aluminium division

Markets supplied by Corus


Others
7%
Construction
30%
Transportation
17%
Engineering
18%
Packaging
15%
Metal Goods
13%

All products 2


CSN

Corus enjoys excellent share liquidity with a broad shareholder base:

- PLC, with primary listing in London and market cap, at July 15, of approximately US$3.5 BN (also listed in New York and Amsterdam)
- Investment grade (BBB - S&P/Baa3 - Moody's)
- Component of the FTSE 100 index
- Institutional shareholder base with 100% free float
- One of the most liquid stocks in Europe
  - Over US$30 MM in average daily traded volume

Ownership structure as at early-July 2002


Brandes Inv.
15.7%
Capital Group
10.0%
Others
74.3%


CS

Corus is concluding a restructuring of its UK facilities:

Service Centers in more than 15 countries and sales offices all over the world

Dalzell
Plate Mill
Workington
Rail Mill
Shotton
Hot dip galvanised strip
Pre-painted strip
Tafarnaubach
Pre-painted and pre-laminated strip
Ebbw Vale
Packaging steel
Trostre
Packaging steel
Ammanford
Profiled steel sheets
Port Talbot
Integrated Mill
Hot rolled strip
Cold reduced strip
3.5 mm t (Crude Steel)
Newport
Cogent Power steel (Orb) 75%
Electrical Steel
Narrow strip & light building products
Newcastle upon Tyne
Kingston upon Hull
Hartlepool
Pipe mills
Teeside
Integrated steelmaking
Section mills
3.9 mm t (Crude steel)
Skinningrove
Special sections
Scunthorpe
Integrated mill
Plate, section & wire rod mills
Rail switch manufacture
4.5 mm t (Crude steel)
Rotherham
Narrow Strip (Bringsworth Strip Mill)
Electric arc steelmaking
Engineering steel
(Aldwarke)
1.2 mm t
(Aço Bruto)
Sheffield
Electric arc steelmaking
Engineering steel
(Stocksbridge)
Corby
Tube mills
Birmingham
Plated strip
Cheltenham
Profiled steel sheet

Does not include service centers

8


CSN

Corus' facilities in the Netherlands are world class:


IJmuiden
Amsterdam
Rotterdam
The Hague
Arnhem
Delfzyl
Eindhoven
Gent
Duffel
Maastricht

Ijmuiden
Integrated Steelmaking
Hot rolled strip
Packaging steel
Coated steel
6.5 mm t (Crude steel)

Profiled steel sheets

Welded steel tubes

Welded steel tubes

Profiled steel sheets

Aluminium rolled products
Extruded aluminium products
Aluminium building systems

Primary aluminium

Profiled steel sheets

Welded steel tubes

Welded steel tubes

CSN

Strategic Rationale


CSN

Compelling strategic rationale:

- ✓ Transformational transaction, combining one of the world's most efficient producers with a market leader in Europe
- ✓ Global reach
- ✓ Extensive portfolio of flat and long carbon steel products serving a wide range of end use markets across the world
- ✓ Sizeable tangible synergies
- ✓ Improved access to capital markets
- ✓ Solid capital structure and cash flow generation
- ✓ Sharing of knowledge and competence

Expected to enhance value for all shareholders

CSN

A great opportunity for CSN shareholders:

- ✓ Allowing an investment in a global player with revenues in hard currency and geographic diversification
- ✓ Recognizing CSN for its industry high EBITDA margin and its leadership position within a high-growth region
- ✓ Substantial value creation from synergies
- ✓ Minority interests preserved

CSN

A common strategy to unlock value:

- ✓ Secure high quality iron ore through the expansion of and investment in the Casa de Pedra mine, with expected result of 30 million tonnes per annum, associated to investment in ports and logistics
- ✓ Develop complementary market opportunities, with an enhanced range of carbon steel products in Brazil and Europe
- ✓ Potential for future expansion and production of semi-finished products in Brazil
- ✓ Opportunity to capture greater value through entire supply chain
- ✓ Transfer of best practices between both companies

Global reach:

USA

Crude steel capacity (mt)

Tuscaloosa	0.8

UK

Crude steel capacity (mt)

Scunthorpe	4.5
Port Talbot	3.5
Teesside	3.9
Rotherham/ Stocksbridge	1.2

Netherlands

Crude steel capacity (mt)

IJmuiden	6.5

Brazil

Crude steelcapacity (mt)

Volta Redonda	5.4

Solid presence in Europe and in the Americas


CSN

Creation of #5 steel producer in the world, combining scale with low iron ore and metal costs:

Crude steel production (2001) *
MM tonnes


22,1
4,0
18,1
USX
Riva
ThyssenKrupp
Corus
Shanghai Baosteel
Ispat
Corus/CSN
Nippon Steel
POSCO
NKK-Kawasaki
Arcelor

Source: IISI, company data

* 2001 wasn't a typical year:
  - Corus closed Llanwern Metallurgy
  - CSN Blast Furnace #3 (97 days stoppage)

CSN

Extensive portfolio of carbon steel products and well-balanced geographic exposure:

2001 Shipments by product



Total = 21 MM tonnes

2001 Shipments by geography


Rest of the World
16%
Brazil 16%
Europe
68%

Total = 21 MM tonnes

CSN

Sizeable tangible synergies:

- ✓ Expansion of high quality iron ore capacity at Casa de Pedra, bringing estimated synergies of US$130 MM/year
- ✓ Additional benefits
  - Procurement
  - Distribution/logistics
  - Overhead
  - Transfer of operational best practices
  - Capex rationalization
- ✓ Revenue opportunities still to be quantified



In US$MM
Synergies
130
120
~250
Iron Ore
Costs

Preliminary estimates of annual synergies of at around US$250 MM by year 3, with a more detailed assessment to be undertaken

CSN

In summary, a transformational transaction:

Allowing CSN and Corus to better achieve their long term objectives

CSN objectives

- Greater scale and critical mass
- International expansion, with strong positions in key European markets
- Unlock value by expanding Casa de Pedra mine
- Cost saving opportunities
- Enhanced access to capital markets
- Solid platform for further growth

Corus objectives

- Access to low cost iron ore and metal source
- Strong EBITDA generation throughout the cycle
- Cost saving opportunities
- Access to high growth Brazilian market
- Solid platform for further growth


CSN

Transaction overview


CSN

Key transaction terms (Part I):

✓ All share transaction

✓ Equity ownership split

- 37.6% for CSN shareholders
- 62.4% for Corus shareholders

Approximate pro-forma ownership *



*** based on early-July 2002 information**

CSN

Key transaction terms (Part II):

✓ Governance structure to ensure best practice and transparency

✓ Principal conditions to close

  - Financial Institutions and debentures holders approvals
  - Shareholder approvals
  - Regulatory approvals
  - UK Takeover Panel approval

Transaction structure (Part I):



Vicunha Siderurgia
Others
46.5%
53.5%
Share exchange
CSN HoldCo
100.0%
CSN

- ✓ Creation of CSN HoldCo
  - Publicly-traded company, listed in Sao Paulo and New York
  - Approval by at least 50% of shareholders at CSN´s extraordinary meeting
- ✓ CSN's shares are exchanged for CSN HoldCo's shares at 1:1



CSN

Transaction structure (Part II):



Brandes Inv.*
Capital Group*
Others
15.7%
10.0%
74.3%
Corus
Share Exchange
Vicunha Siderurgia
Others
46.5%
53.5%
CSN HoldCo
100.0%
CSN

* As at Early-July 2002

- ✓ CSNHoldCo exchanges 100% of its shares in CSN for 37.6% of the shares in the enlarged group
- ✓ The enlarged group continues to be domiciled in London and listed in London, New York and Amsterdam
- ✓ CSNHoldCo is listed in Sao Paulo and New York



CSN

Transaction structure (Part III):


Vicunha Siderurgia
Others
CSN HoldCo
Brandes Inv.*
Capital Group*
Others
37.6%
9.8%
6.3%
46.3%
Corus (enlarged group)
100.0%
CSN

* Based on Corus' shareholder base as of early July 2002

Transaction structure merits

- ✓ CSN HoldCo becomes the largest shareholder in CSN/Corus with direct access to highly liquid shares of a company based and listed in an investment grade country
- ✓ Local investors continue to have access to shares listed in Brazil and the US
- ✓ Preserves Corus primary listing in Europe


CSN

Governance highlights:

CSN HoldCo will have substantial contribution/influence in the new group

- ✓ Largest individual shareholder in the new group, with 37.6%
  - Voting rights limited to 29.9%; for specific situations can vote with 37.6% (e.g., significant acquisitions/disposals)
- ✓ Right to nominate up to 3 non-executive directors for appointment to the Corus' Board, depending on shareholding level
- ✓ Benjamin Steinbruch to become Vice Chairman of new group as of completion of this transaction and designate Chairman on retirement of current Corus' Chairman on or before April 2004
- ✓ Two executive members will be appointed to Corus' Executive Committee, one of whom will also be appointed to the Board

CSN

Transaction merits for CSN shareholders:

- ✓ Significant appreciation of investment in CSN
  - CSN shareholders' stake in the enlarged group, at July 15, assuming the sum of both companies market caps, would be worth US$1.8 BN if compared to CSN's market capitalization of US$1.2 BN
- ✓ Participation in a larger company with access to highly liquid shares of company based and listed in investment grade country
- ✓ Local investors continue to have access to shares listed in Sao Paulo and New York
- ✓ Equal treatment to all shareholders
- ✓ Sound capital structure consistent with announced dividend policy
  - Dividend policy based on 40% payout ratio and 35% gearing through cycle (max. 50%)

CSN

Conclusion:

- ✓ A landmark transaction in the global steel industry consolidation
- ✓ A merger driven by value creation, not volume
- ✓ Substantial hard synergies
- ✓ Creation of a solid platform for earnings growth and further expansion

Expected to enhance value for all shareholders


CSN

Timetable:


CSN

Background Information on CSN


CSN
A World of Steel

Logistics & Infrastructure:


Arcos
(captive: fluxes mines)
445 km
Casa de Pedra
(captive: iron
328 km
MRS
(Interest 32%)
FCA
(Interest 12%)
Rio de
Janeiro
State
CSN - UPV
MRS
FCA
MRS
São Paulo
(Main Market)
450 Km
INAL
Sepetiba Port
•coal terminal (100% owned)
•containers terminal (50% owned)
109 km
Rio de Janeiro
Port
120 km

Stability across the cycles:


800
700
600
500
400
300
200
100
0
US$ Million
450
400
350
300
250
200
150
100
50
0
US$ / tonne
1995
1996
1997
1998
1999
2000
2001
EBITDA (US$ Million)
EU HR Ave. Price (US$/tonne)

- Stable US$ EBITDA levels, even with falling international prices, due to:
  - 75-80% of domestic sales with high market shares in all segments
  - Coated products: 40-45% of total sales
  - Captive iron ore mine
  - Full logistic integration
  - Growth of > 100% in productivity
  - State of the Art steel mill
  - Downstream investments
- Prices for HR have increased after all protectionist measures during 2Q2002.


CSN

Casa de Pedra Iron Ore Mine:

- High iron content: ~ 68%
- Possible capacity expansion up to 25 - 30 Mt/y
- Estimate Reserves - 2.5 billion tonnes





tons (000s)
25
20
15
10
5
0
8.3
10.5
11.6
10.3
10.1
10.7
1996
1997
1998
1999
2000
2001E

CSN

Investments:

- **Infrastructure investments leading to**:
  - Higher reliability from customers on services provided;
  - CSN's cost reduction
- **Investments of US$ 2.5 billion in the Volta Redonda Steel Mill led to:**
  - Recovery of the "state of art" condition for main equipment;
  - Adequate competitiveness;
  - Productivity increases;
  - Cost reductions and overall quality improvement.
- **Downstream investments (CISA / GalvaSud) aimed at**:
  - Improving the value-added level of CSN's sales mix;
  - Better services to Automotive, Civil Construction and Domestic Utilities industries.

CSN

Financial Highlights: 2000 vs. 2001

(In Million of US$ - US GAAP)

	2000	2001	Δ%
Net Revenues	1,946	1,716	-12
Gross Profit	831	758	-9
Gross Margin (%)	*43*	*44*	*+ 1 p.p.*
EBITDA	713	684	-4
EBITDA Margin	*37*	*40*	*+ 3 p.p.*
Operating Income	513	494	-4
Net Financial Results	(284)	(685)	+141
Gain on investment sale	-	643	-
IT / SC	(17)	50	-
Equity Results	80	(30)	-
Net Income (Loss)	273	527	+93
Net Margin (%)	*14*	31	+17 p.p.


CSN

Consolidated Indebtedness:

US GAAP - US$ Million

	Dec 2001
Net Debt/EBITDA	3.2
EBITDA/Finan. Exp.	3.4
EV/EBITDA	4.8

EV/EBITDA: Brazil average 8.0
World average 7.6 (Source: JP Morgan)

CSN

Rule 425

CSN will be filing a registration statement on Form F-4, containing a prospectus for CSN and Topco, and other documents with the U.S. Securities and Exchange Commission. Investors, holders of CSN's American depositary shares and holders of CSN's shares who are located in the United States are strongly advised to read the registration statement regarding the proposed business combination referred to in this presentation and other relevant documents filed with the SEC when they become available because they will contain important information. Investors and security holders will be able to read and copy the registration statement containing the prospectus and other documents free of charge, when they become available, at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549 and on CSN's website at www.csn.com.br and to obtain them from CSN Investor Relations at R. Lauro Müller, 116 - 36º andar - Botafogo - Rio de Janeiro - RJ - Brasil - CEP: 22299-900; telephone: + 55 21 2586 1442, fax: + 55 21 2586 1330. Please call the SEC at +1-800-SEC-0330 for further information on the public reference room.

CSN





CSN

Companhia Siderúrgica Nacional

 PORTUGUÊS  ENGLISH



Bem-Vindo à CSN !

Visit our sites:

www.csn.com.br
www.csn.com.br/fundacao

Investor Relations - CSN

Tel. +55 21 - 586 - 1442

Fax. +55 21 - 586 - 1330

e-mail: invrel@csn.com.br

English translation of a "Fato Relevante" ("Material Fact"), dated July 17, 2002, announcing the agreement in principal to a proposed merger of Companhia Siderúrgica Nacional and Corus Group plc filed with the Brazilian CVM and the BOVESPA

MATERIAL FACT

Under CVM Instruction Number 358/02, **COMPANHIA SIDERÚRGICA NACIONAL**, a business corporation, with headquarters at Rua Lauro Müller, 116, 36th floor and rooms 3402 and 3702, in the City of Rio de Janeiro, RJ, enrolled at CNPJ under number 33.042.730/0001-04 ("CSN"), hereby notifies that, according to the strategy of internationalization of its activities, has executed, on this date, a non-binding Heads of Agreement with Corus Group plc, a British-Dutch steel-maker group, with headquarters at Millbank 30, London, England ("Corus"), aiming at the integration of its operations.

- Proposed Structure for the Operation

The business will provide the current CSN shareholders with a participation in the steel group to be formed, which will combine CSN and Corus operations. For this purpose, a number of corporate actions will be proposed to CSN shareholders.

First, CSN shares will be incorporated to a publicly held company to be organized ("CSN HoldCo"). Consequently, each CSN shareholder will be receiving from the CSN HoldCo, a number of common shares equal to the number held in the capital of CSN, and therefore the latter will become a subsidiary of CSN HoldCo. Accordingly, CSN HoldCo shall receive shares to be issued by Corus in exchange of CSN shares, becoming then the largest individual shareholder of Corus with 37.6% of the capital.

Currently the largest shareholder holds 15.7% of Corus capital stock. The other shareholders hold interests equal to or lower than 10%. These percentages do not consider the entrance of CSN HoldCo in Corus shareholding picture, after said increase in Corus capital.

Upon the completion of the above operation, CSN shareholders, at the time shareholders of CSN HoldCo, shall have the political rights described below (among other conditions) in the item referring to Administration and Voting Right. CSN HoldCo shall hold 37.6% of the new steel-maker group formed by Corus, CSN and their subsidiaries.

It should be noted that CSN HoldCo will be listed in São Paulo and New York Stock Exchanges and Corus will continue to be listed in New York, London and Amsterdam Stock Exchanges.

- Information on Corus

Corus, the seventh largest steel producer in the world and the second largest in Europe, is the result from the merger of British Steel and Koninklijke Hoogovens. It owns steel, carbon and aluminum divisions and employs 52.7 thousand people – half of them in the United Kingdom (ref. Dec/2001). During 2001, Corus produced 18 million tons of crude steel, what represented 11% of the total produced within the European Union. Corus owns today six steel mills with production capacity of up to 20.4 million tons of crude steel per year.

- Administration and Voting Right

CSN HoldCo will be entitled to appoint three (3) non-executive Directors – one of those will be Mr. Benjamin Steinbruch, current Chairman of the Board of Directors and Chief Executive Officer of CSN – and one (1) executive member to the Corus' Board of Directors. Two (2) members of CSN administration will be appointed for Corus' Executive Board, and one of them will also be a member of the Board of Directors. The number of members to be appointed for Corus' administration will be changed in the event of decrease of CSN HoldCo's interest in Corus' capital.

Mr. Brian Moffat will remain in the Chair of Corus' Board of Directors up to April 2004 when he will be retiring. Mr. Steinbruch will hold the office of Vice-Chairman of Corus' Board of Directors, with a significant participation in the company's life, having been designated to occupy the office of Chairman of the Board of Directors as of April 2004.

As long as CSN HoldCo owns a shareholding in Corus above 25%, CSN HoldCo will *hold the right to block extraordinary deliberations subject to the General Meeting*, such as: amendment to the corporate by-laws, changes in shares related rights, approval of the company's voluntary liquidation, authorization to purchase company issued shares outside the market and issue of shares with no preferred right to shareholders

Bearing in mind certain market practices adopted in England, CSN HoldCo will exercise political rights equivalent to a 29.9% interest in Corus' capital, except in the following situations where CSN HoldCo will vote with its total interest: (i) Class One Transactions operations (a transaction is classified as Class One when, because of a series of tests, it represents a percentage equal to or higher than 25% of the value of the company object of the transaction); (ii) if, at any time, as of April 2004, the Corus' Board of Directors is formed by more than 12 members, and/or Corus fails to elect any of the administrators to whom CSN HoldCo is entitled, under the terms of definitive agreements; and (iii) in Corus' control take over operations ("Take Over").

- Dividend Policy

Upon the implementation of the *transaction*, Corus *shall adopt a dividend distribution* policy that, in average, will imply the distribution of an equivalent to 40% of its net income (before the distribution of dividend) – UKGAAP (British Accounting Principles). Corus shall follow this dividend policy, at the same time maintaining a leverage ratio (net debt divided by net tangible assets) of 35% along the steel business cycle and a sound investment grade qualification. Once these premises are observed, Corus may carry out additional dividend distribution if its Board of Directors determines that such distributions will lead to a more efficient and appropriate capital structure.

This combination of CSN and Corus operations will bring about the low costs presented by CSN allied to Corus' market leadership in Europe, resulting in a new steel making group that will have: (i) operations in Brazil, Europe and USA; and (ii) a wide and varied portfolio of flat and long carbon steel products meeting the demand of a large number of consumers, including metal sheets.

CSN understands that this operation is not subject to any type of Public Offering of Shares for the acquisition of its shareholders' stock.

The operation now proposed is subject to a number of conditions, including the negotiation and execution of final agreement, the approval by said companies' shareholders and third parties. It is expected that the transaction described above will be completed until the first quarter of 2003.

Rio de Janeiro, July 17, 2002.

Antonio Mary Ulrich
Executive Office – Investors' Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned , thereunto duly authorized.

Companhia Siderúrgica Nacional

By: 
Name: Otávio de Garcia Lazcano
Title: Principal Financial Officer

Dated: July 17, 2002